Mail Stop 3561

								February 6, 2006

Mr. Steven M. Hershman, President
Loans4Less.com, Inc.
210 Avenue I, Suites E and F
Redondo Beach, California 90277

      Re: 	Loans4Less.com, Inc
		Amendment No. 4 to Offering Statement on
Form 1-A
		Filed January 20, 2005
      File No. 24-10109

Dear Mr. Hershman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I.  Notification
Item 5.  Unregistered Securities Issued or Sold Within One Year

1. We note the removal of several transactions from this section. These transaction occurred within the year prior to the filing of the initial Form 1-A and should be added back. We also reissue prior comment one from our letter dated January 11, 2006. Please provide the basis for the exemption relied upon. We also note your supplemental reference to Rule 505 of Regulation D. This rule indicates that there may be unlimited accredited investors but up to
35 non-accredited but sophisticated investors, rather than simply non-accredited investors.

Part II.  Offering Circular

Management`s Discussion and Analysis, page 21

Financial Condition, page 22

2. The disclosure that "[t]he Company closed 240 loans in the nine months ending September 30, 2005 ... compared to the nine months ending September 30, 2005 in which the Company closed 408 loans"
(emphasis added) appears incorrect.   Please advise or revise.

Recurring Losses, page 25

3. Please explain whether the decrease in loans and revenues has contributed or will contribute to probable losses. Consider adding a risk factor.

* * * * *

      As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested qualification date.








      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at
(202)
551-3357.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	Lee W. Cassidy, Esq.
	Fax (202) 745-1920
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Steven M. Hershman
Loans4Less.com Inc.
February 6, 2006
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